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                                                                    Exhibit 99.3

                     SOUTH FLORIDA BANK HOLDING CORPORATION

                             2017 McGregor Boulevard
                            Fort Myers, Florida 33901

Dear Shareholder:

         On behalf of the board of directors, I cordially invite you to attend a special meeting of shareholders of South Florida Bank Holding Corporation, which will be held at 4:00 p.m., Eastern Daylight Savings Time, on May 12, 1999, at 1500 Colonial Boulevard, Ft. Myers, Florida.

         At the special meeting, you will be asked to consider and vote upon a proposal to approve the affiliation agreement dated as of October 22, 1998 between Fifth Third Bancorp and South Florida. Pursuant to the affiliation agreement, South Florida will merge into Fifth Third. The consummation of the merger is subject to various conditions, including the receipt of South Florida shareholder approval and of all required regulatory approvals.

         At the time the merger becomes effective, each share of common stock of South Florida will be canceled and converted, by virtue of the merger, into the right to receive .34800 of a share of common stock of Fifth Third, subject to adjustment in certain circumstances. Based on the closing price per share of Fifth Third common stock on the Nasdaq National Market on ________________, 1999, the value of the .34800 of a share of Fifth Third common stock was $____________. The actual value of the Fifth Third common stock to be received by South Florida shareholders will depend on the market price of Fifth Third common stock at the time the merger becomes effective.

         The proposed merger is discussed in detail in the accompanying proxy statement/prospectus, as well as in the affiliation agreement which is included as Annex A in the proxy statement/prospectus.

         YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE AFFILIATION AGREEMENT. APPROVAL OF THE PROPOSAL WILL ALSO AUTHORIZE THE BOARD OF DIRECTORS TO EXERCISE ITS DISCRETION WHETHER TO PROCEED WITH THE MERGER IN THE EVENT THAT HAS THE RIGHT TO EXERCISE ITS TERMINATION RIGHT, AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS WITHOUT A RESOLICITATION OF SHAREHOLDERS.

         THE AFFILIATION AGREEMENT MUST BE APPROVED BY THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF SOUTH FLORIDA COMMON STOCK ENTITLED TO VOTE. AN ABSTENTION OR FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE AGAINST THE PROPOSAL. IT IS, THEREFORE, IMPORTANT THAT YOU VOTE.

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         Your vote is very important, regardless of the number of shares you own. Please sign and return the proxy card in the postage-paid return envelope provided for your convenience. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the special meeting.

         Please vote and return your proxy today.

                                                              Sincerely,




___________________________________



IMPORTANT: If your shares of South Florida common stock are held in the name of a brokerage firm or nominee, only they can execute a proxy on your behalf. To assure that your shares are voted, we urge you to telephone today the individual responsible for your account at your brokerage firm and obtain instructions on how to direct him or her to execute a proxy.

If you have any questions or need any help in voting your shares, please telephone William P. Valenti, President and Chief Executive Officer at South Florida, (941) 334-2020.